Exhibit 99.2

VOTE ON INTERNET Go to www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and * SPECIMEN * return it in the envelope we have provided. 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE BY EMAIL Mark, sign and date your proxy card and email it to vote@vstocktransfer.com. VOTE BY FAX Mark, sign and date your proxy card and fax it to 1-646-536-3179. VOTE IN PERSON If you would like to vote in person, please attend the Annual Meeting to be held on July 15, 2021, at 1:00 p.m., local time (1 a.m. ET on July 15, 2021). Please Vote, Sign, Date and Return Promptly. All votes must be received by 11:59 p.m., Eastern Time, July 13, 2021 (11:59 a.m., Beijing Time, July 14, 2021). Annual Meeting Proxy Card - Tantech Holdings Ltd Common Shares DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" FOR ALL FOLLOWING PROPOSALS: (1) To elect the nominees listed below to hold office until 2022 for Class I member, 2023 for Class II member and 2024 for Class III member or until their respective successors are duly elected and qualified; WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below) INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW: 01 Class I: Shudong Wang 02 Class II: Wencai Pan 03 Class II: Hongdao Qian 04 Class III: Zhengyu Wang 05 Class III: Yefang Zhang (2) To ratify the appointment of Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021; VOTE FOR VOTE AGAINST ABSTAIN (3) To approve an ordinary resolution that the authorized shares of the Company be increased from 50,000,000 common shares each with a par value of US $0.001 (the “Common Shares”), to 600,000,000 Common Shares each with a par value of US $0.001 (the “Amendment to the Authorized Shares”); VOTE FOR VOTE AGAINST ABSTAIN (4) To approve an ordinary resolution that the Second Amended and Restated Memorandum and Articles of Association (the “Second M&AA”) annexed to the proxy statement as Annex A which incorporate amendments including but not limited to Amendment to the Authorized Shares, be and hereby are, approved and adopted with immediate effect in substitution for the First Amended and Restated Memorandum and Articles of Association of the Company (the “First M&AA”); VOTE FOR VOTE AGAINST ABSTAIN (5) To approve an ordinary resolution that the 2021 Share Incentive Plan (the “2021 Plan”) annexed to the proxy statement as Annex B is hereby approved and adopted; VOTE FOR VOTE AGAINST ABSTAIN (6) To transact any other business properly coming before the meeting or any adjournment thereof. VOTE FOR VOTE AGAINST ABSTAIN Date Signature Signature, if held jointly To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

TANTECH HOLDINGS LTD

Annual Meeting of Shareholders

1:00 A.M., EASTERN TIME, JULY 15, 2021

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders

To Be Held on July 15, 2021, at 1:00 p.m., Local Time

(July 15, 2021, at 1:00 a.m., Eastern Time)

The Notice & Proxy Statement and Annual Report on Form 20-F are available at:

http://ir.tantech.cn/proxy-filings

TANTECH HOLDINGS LTD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Wangfeng Yan, Weilin Zhang or , with full power of substitution, as proxy to represent and vote all shares of Common Shares of Tantech Holdings Ltd (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on July 15, 2021, at 1:00 a.m., Eastern Time (July 15, 2021, at 1 p.m., Local Time), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China, upon matters set forth in the Notice of 2021 Annual Meeting of Shareholders, a copy of which has been received by the undersigned. Each Common Share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the listed nominees, FOR the ratification of Prager Metis CPAs, LLC, FOR the Amendment to the Authorized Shares, FOR the Second M&AA in substitution for the First M&AA; FOR the 2021 Plan and, in the case of other matters that legally come before the meeting, as said proxy may deem advisable.

Please check here if you plan to attend the Annual Meeting of Shareholders on July 15, 2021, at 1:00 p.m., Local Time ☐

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Tantech Holdings Ltd in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

(Continued and to be signed on Reverse Side)